June 21, 2012

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention:	Linda Cvrkel, Branch Chief

Claire Erlanger

Re:	LeapFrog Enterprises, Inc. grant of extension of time to respond to comment letter dated June 15, 2012

Dear Ms. Cvrkel and Ms. Erlanger:

We are writing to confirm that on June 19, 2012, Mark A. Etnyre, the Chief Financial Officer of LeapFrog Enterprises, Inc., (the “Company”) spoke with Claire Erlanger of the Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance and Ms. Erlanger agreed to grant the Company an additional fourteen (14) business days to reply to the Commission’s comment letter regarding the Company’s Form 10-K for the year ended December 31, 2011, which the Company received on June 15, 2012. Therefore the Company’s response to the Commission’s comments will be submitted to the Commission no later than Friday, July 20, 2012.

We thank the Commission for agreeing to extend the response period. If you should have any additional questions, comments or concerns, please contact Sarah Mason, Vice President, Corporate Controller and Principal Accounting Officer, at (510) 596-4516 or smason@leapfrog.com, or Robert Lattuga, Vice President and General Counsel, at (510) 596-3328 or rlattuga@leapfrog.com.

Kind regards,

/s/ Sarah A. Mason
Sarah A. Mason
Vice President, Corporate Controller and Principal Accounting Officer